UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-38397

Farmmi, Inc.

(Registrant’s name)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Explanatory Note:

New CFO

On March 22, 2022, Mr. Wenhua Liu submitted his letter of resignation from his position as Chief Financial Officer (“CFO”) of the Registrant, effective immediately. Mr. Liu confirmed that his resignation is purely personal and is not involved any disagreement with the Registrant.

On March 22, 2022, the Registrant’s board of directors approved the appointment of Ms. Lingge Wu as the Registrant’s CFO, effective immediately.

Prior to being appointed as the Registrant’s CFO, Ms. Wu worked for the Registrant as the financial manager from August 2021. From July 2018 to July 2021, Ms. Wu served as the deputy financial manager of the Registrant. From July 2017 to June 2018, Ms. Wu served as the assistant financial manager at Hangzhou Suyuan Agriculture Technology Co., Ltd. (now Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd.). From July 2015 to June 2017, Ms. Wu served as the accountant of Hangzhou Suyuan Agriculture Technology Co., Ltd. (now Zhejiang Farmmi Agricultural Science and Technology Group Co., Ltd.). Ms. Wu received her Bachelor Degree of Aquarium Science and Technology from Hunan Agricultural University in 2015, she also received her Bachelor Degree of Accounting from Hunan Agricultural University in 2015.

Summary of Employment Agreement

The employment agreement between Ms. Wu and the Registrant is effective on March 22, 2022. Under the terms of Ms. Wu’s employment, Ms. Wu is entitled to the following:

•	Base compensation of RMB 250,000 per year; and

•	Reimbursement of reasonable expenses incurred by Ms. Wu.

Ms. Wu’s employment may be terminated at any time by either party upon presentation of 30 days’ prior notice or immediately for cause.

The foregoing is a summary of the material terms of the employment agreement and is qualified in its entirety by reference to the employment agreement.

Formation of New Entities

The Registrant formed Lishui Yitang Shangke Medical and Health Technology Partnership (Limited Partnership) and Lishui Yifeng Yilong Medical Technology Development Partnership (Limited Partnership) in January 2022. The two entities are primarily engaged in healthcare and related business, and both are managed by Lishui Yifeng Healthcare Technology Co., Ltd. as the managing partner.

Subsidiary Restructure

Effective February 10, 2022, Farmmi (Hangzhou) Ecological Agriculture Development Co., Ltd., a wholly owned subsidiary of the Registrant, transferred all of the equity of Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. to Zhejiang Farmmi Agricultural Science and Technology Group Co. Ltd., a wholly owned subsidiary of the Registrant. After the transfer, Zhejiang Farmmi Agricultural Supply Chain Co., Ltd. becomes a wholly owned subsidiary of Zhejiang Farmmi Agricultural Science and Technology Group Co. Ltd.

Exhibits

Exhibit 10.1	Employment Agreement by and between Farmmi, Inc. and Ms. Lingge Wu dated March 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FARMMI, INC.

By:	/s/ Yefang Zhang
Name:	Yefang Zhang
Title:	Chief Executive Officer

Dated: March 25, 2022